LIGHTWAVE LOGIC, INC.
369 Inverness Parkway, Suite 350

Englewood, Colorado 80112

February 11, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Sergio Chinos

Re:

Lightwave Logic, Inc.

Request for Acceleration of Registration Statement on Form S-1

File No. 333-229433

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lightwave Logic, Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-229433), filed with the U.S. Securities and Exchange Commission on January 30, 2019 to 11:00AM ET on February 13, 2019 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ James S. Marcelli
Name: James S. Marcelli Title: President and Chief Operating Officer